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Filing under Rule 425
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Filer: Burlington Northern Santa Fe Corporation
Companies that are subject to the filing:
         Canadian National Railway Company
         North American Railways, Inc.
Registration Statement No. 333-94397

                                                              [BNSF LOGO]


FOR IMMEDIATE RELEASE

                 CN, BNSF AND WESTERN COAL TRAFFIC LEAGUE FILE
                OPENING COURT BRIEF IN EXPEDITED JUDICIAL REVIEW
                           OF RAIL-MERGER MORATORIUM

MONTREAL and FORT WORTH, Texas, May 5, 2000 - Canadian National Railway Company (TSE: CNR; NYSE: CNI) ("CN"), Burlington Northern Santa Fe Corporation (NYSE:
BNI) ("BNSF") and the Western Coal Traffic League ("WCTL") today filed a joint opening court brief in support of their petitions challenging the legality of the rail-merger moratorium imposed by the U.S. Surface Transportation Board
(STB).

CN, BNSF and WCTL argue the moratorium is unlawful because the STB lacked the statutory authority to impose it. The parties contend that the STB is required by Congressional mandate to review common control applications under strict deadlines.

CN, BNSF and WCTL filed their brief with the United States Court of Appeals for the District of Columbia Circuit pursuant to the court of appeals' April 25 decision granting them expedited judicial review of the STB moratorium.

Oral argument before the appeals court is scheduled for June 13, 2000, in Washington.

The 15-month merger moratorium, imposed by the STB on March 17, 2000, has blocked CN and BNSF from filing a common control application with the STB, as CN and BNSF believe they are entitled to do under applicable law.

The WCTL has not expressed support for, or opposition to, the proposed CN/BNSF combination, but opposes the STB moratorium.

CN and BNSF announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway

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choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

Comprehensive information about the CN/BNSF combination and the carriers' service guarantees is available at a new Web site, www.cn-bnsfcombination.com.
                                                   --------------------------

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

The Western Coal Traffic League is a voluntary organization whose membership consists entirely of utility shippers of coal mined west of the Mississippi River and transported by rail. WCTL members annually ship and receive more than 100 million tons of coal.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC Web site, www.sec.gov, or the Web site of the
                                          -----------
Canadian Securities Administrators, www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at (514) 399-6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

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CN contact:                                     BNSF contact:
Mark Hallman                                    Dick Russack
(416) 217-6390                                  (817) 352-6425